

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Jon Paul Richardson
Chief Executive Officer
Exodus Movement, Inc.
15418 Weir Street, #333
Omaha, NE 68137

>   **Re: Exodus Movement, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed February 26, 2021**
>   **File No. 024-11468**

Dear Mr. Richardson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. You state that you expect Common Stock Tokens to be available within nine months of qualification of this offering statement. Please provide us with your legal analysis as to why the issuance of Common Stock Tokens does not represent the issuance of a security different from the uncertificated Class A common stock. In your response, please provide a detailed explanation of why a single class of securities may be held in different forms with different rights and privileges under applicable state law. In this regard, comparing the Tokens to stock certificates appears inappropriate given that stock certificates are the security, rather than a representation, and a security cannot be simultaneously held in both book-entry and certificated form. We also note your response to comment 6, in which you state "[t]he Common Stock Tokens should not be confused or conflated with the actual shares of Class A common stock."

Cover Page

2. Refer to your response to comment 2. Please clarify here and in your offering summary section, if true, that if the offering is terminated or if a subscription is rejected for any reason, the company will return the amount and form of payment that was made on the original date of payment.

Capitalization, page 59

3. It appears that you reflect the gross proceeds in your pro forma as adjusted additional paid-in capital, total stockholder's equity and total capitalization. Please revise your table to present only the net proceeds of your offering.

Plan of Distribution
Common Stock Tokens, page 111

4. Please disclose the process for exchanging or converting Class A common stock into Common Stock Tokens when the tokens become available. Please also disclose any differences in holding Class A common stock versus Common Stock Tokens, including any differences in the rights of ownership such as voting or dividends.

How to purchase shares of our Class A common stock in this offering, page 112

5. Refer to your response to comment 31 of our October 16, 2020 letter. Please disclose here and in the Offering Summary: (i) how you will calculate the value of the Bitcoin, Ether or USDC used to purchase Class A common stock in this offering; (ii) how and when you will communicate this valuation and the number of shares of Class A common stock to the investors; and (iii) whether the investor will be able to withdraw the subscription based upon how you value the digital assets used for payment of the Class A common stock.

6. Please disclose the arbitration and waiver of jury trial provisions in section 14 of the subscription agreement, revise the subscription agreement to specify whether or not these provisions apply to actions arising under the Securities Act or Exchange Act, and add a risk factor describing the attendant risks

Peer to peer transactions, page 114

7. We note your response to comment 8. Please describe what actions the Transfer Agent takes if it discovers an inconsistency in its daily reconciliation process between its book entry records and the blockchain, and describe the process by which a holder of Class A common stock can request that the Transfer Agent review the holder's transactions as well as the Transfer Agent's ability to correct discrepancies between its records and the blockchain.

Trading shares of Exodus Class A common stock following the closing of this offering, page 114

8. Please provide your analysis regarding whether having an ancillary recordkeeping

mechanism on a blockchain for security tokens that is independent from the records maintained by the transfer agent presents any legal or other risks to investors, market participants or the national clearance and settlement system and whether it is inconsistent with the Exchange Act, including Exchange Act Section 17A(a)(2)(A)(ii), which directs the Commission to facilitate the establishment of linked or coordinated facilities for clearance and settlement of securities transactions.

Transfers of Class A common stock without Common Stock Tokens, page 116

9. Please describe what happens to the Common Stock Tokens in a situation where the Token holder sells Class A common stock without transferring the Token. For example, clarify whether the seller retains the Token or the buyer is issued a new Token. Please also discuss the role of the transfer agent, if any, in this situation.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Mark Brunhofer at 202-551-3638 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance